UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2007

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F                          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On December 4, 2007, Husky Energy Inc. issued a press release announcing the completion of Husky's Minnedosa Ethanol Plant. The press release is attached hereto as Exhibit A.

On December 5, 2007, Husky Energy Inc. announced an agreement has been reached with BP to create an integrated, North American oil sands business consisting of pre-eminent upstream and downstream assets. The press release is attached here to as Exhibit B.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HUSKY ENERGY INC.



                                          By: "JAMES D. GIRGULIS"
                                              James D. Girgulis
                                              Vice President, Legal & Corporate
                                              Secretary


Date:  December 5, 2007

                                                                      EXHIBIT A

[GRAPHIC OMITTED - COMPANY LOGO]

                                                              December 4, 2007

For immediate release

   HUSKY ENERGY COMPLETES ETHANOL PRODUCTION FACILITY IN MINNEDOSA, MANITOBA

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc., advised the completion of Husky's Minnedosa Ethanol Plant in a ceremony at the Manitoba Legislative Building attended by the Minister of Science, Technology, Energy and Mines, the Hon. Jim Rondeau, and other dignitaries.

Husky's new ethanol plant at Minnedosa will produce annually 130 million litres of ethanol and 130,000 tonnes of Distillers Dried Grain with Solubles (DDGS), a high protein feed supplement. At full production, the Company expects to purchase 350,000 tonnes of grain annually from local producers. The new plant replaces an existing plant which produced 10 million litres of ethanol per year.

"This new Minnedosa plant expands our ethanol production to meet consumer demand and is one of Husky's strategies to provide quality fuel," said Mr. Lau. "By constructing this plant, Husky Energy together with the governments of Manitoba and Canada, will deliver economic benefits within the province while focusing on cleaner burning fuels."

"This new plant will aid Manitoba in its plan to expand the use of clean energy alternatives to reduce greenhouse gases and to bring new economic development to rural areas," said Minister Rondeau. "We look forward to going to Minnedosa and officially opening the plant when it reaches full production."

In constructing this facility, Husky implemented a state of the art steam generation plant as well as investments in road upgrades and additional water treatment facilities. Husky's investment in the Minnedosa ethanol plant was approximately $200 million. Under the Government of Canada's Ethanol Expansion Program, Husky qualified for funding of $10.4 million.

The construction of the plant required over 1.1 million hours of employment and at the peak had more than 500 workers on-site. In addition, the facility will expand the workforce from 35 full-time to 40 full-time positions.

In 2005, Husky supported Manitoba's biofuel industry through the establishment of a $1 million endowment at the University of Manitoba for research in ethanol.

Ethanol is a high-octane, alcohol based fuel additive produced from grain, including wheat. Ethanol-blended fuels offer several advantages over regular gasoline, including higher octane ratings, reduced tail-pipe emissions and protection from gas-line freezing.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE CONSTITUTE FORWARD LOOKING STATEMENTS OR INFORMATION (COLLECTIVELY, "FORWARD LOOKING STATEMENTS") WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION. THESE FORWARD LOOKING STATEMENTS RELATE TO FUTURE EVENTS OR HUSKY'S FUTURE PERFORMANCE. THE USE OF ANY OF THE WORDS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF OR ASSUMPTIONS AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS, AND IN THIS NEWS RELEASE INCLUDE MINNEDOSA PRODUCTION RATES AND ESTIMATES OF GRAIN TO BE PURCHASED. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES (ACCESSIBLE THROUGH THE SEDAR WEBSITE WWW.SEDAR.COM AND THE EDGAR WEBSITE WWW.SEC.GOV) DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, THE RECEIPT OF REGULATORY APPROVALS, CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                     -30-

For further information, please contact:

Tanis Thacker                              Graham White
Manager, Investor Relations                Senior Communications Advisor
Husky Energy Inc.                          Husky Energy Inc.
(403) 298-6747                             (403) 298-7088

                                                                      EXHIBIT B

[GRAPHIC OMITTED - COMPANY LOGO]

                                                               December 5, 2007

For immediate release

      HUSKY ENERGY AND BP ANNOUNCE INTEGRATED OIL SANDS JOINT DEVELOPMENT

CALGARY, ALBERTA - Husky Energy Inc is pleased to announce that an agreement has been reached with BP to create an integrated, North American oil sands business consisting of pre-eminent upstream and downstream assets.

The development will be comprised of two joint 50/50 partnerships, a Canadian oil sands partnership to be operated by Husky and a U.S. refining LLC to be operated by BP. Husky and BP will each contribute assets of equal value to the business. Husky will contribute its Sunrise asset located in the Athabasca oil sands in northeast Alberta, Canada and BP will contribute its Toledo refinery located in Ohio, USA. The transaction, which is subject to the execution of final definitive agreements and regulatory approval, is expected to close in the first quarter of 2008 and with effective date January 1, 2008.

"This transaction completes Husky's Sunrise Oil Sands total integration with respect to upstream and downstream solutions," said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. "Husky is extremely pleased to be partnering with BP, a world class global E & P and Refining company. The joint venture will provide better monitoring of project execution, costs and completion timing for this mega project development."

"Toledo and Sunrise are excellent assets. BP's move into oil sands with Husky is an opportunity to build a strategic, material position and the huge potential of Sunrise is the ideal entry point for BP into Canadian oil sands." said Tony Hayward, BP's group chief executive. "In addition this deal will help guarantee a supply of advanced products to major North American markets from Toledo which is a flexible and advantaged site."

The Sunrise asset is located 60 kilometres northeast of Fort McMurray, Alberta, Canada adjacent to Imperial Oil's Kearl Lake project and Suncor's Firebag development. The Sunrise leases included in this transaction cover approximately 42,000 acres and are estimated to contain discovered resources of approximately nine billion barrels. Husky estimated the Sunrise oil sands reserves at December 31, 2006 to be 3.2 billion barrels (probable and possible reserves of 1 billion barrels and 2.2 billion barrels, respectively).

The Sunrise Oil Sands Partnership will proceed with a three-phase development targeting production of the first phase of 60,000 barrels per day in 2012. Joint investment up to 2012 is estimated at around U.S. $3 billion. Estimated production of 200,000 barrels per day is scheduled by 2015-2020. Front end engineering is well advanced with corporate sanctions expected in 2008. Site preparation work, including clearing of the various development areas and the rough grading of the central plant site, field facility roads and well pads is ongoing.

The oil sands partnership, headquartered in Calgary, will be responsible for sourcing fuel gas and diluents and for delivering diluted bitumen to a pipeline terminal at Hardisty Alberta. Currently there are pipeline facilities to transport crude volumes from Hardisty to the Toledo refinery.

"Husky will have an immediate benefit in terms of earnings and cash flows from the refining operations," added Mr. Lau. "The partnership solidifies Husky's position in the U.S. refining market and allows both parties to have better project execution and control on the development of the Sunrise lease and the conversion of the Toledo refinery."

The Toledo Refinery, has a crude distillation capacity of 155,000 barrels per day. Current throughput is approximately 135,000 barrels per day including 60,000 barrels per day of heavy sour crude oil. Products produced include low sulphur gasoline, ultra low sulphur diesel, aviation fuels, propane, kerosene and asphalt. It is located in one of the largest energy consumption regions of the U.S. The refining LLC, headquartered in Toledo, plans to expand bitumen processing capacity at Toledo to 120,000 barrels per day with total refinery throughput of approximately 170,000 barrels per day by 2015. Joint investment of around U.S. $2.5 billion is expected up to 2015. Husky will have first call on up to 50 percent of the Toledo Refinery capacity for Husky's share of Sunrise bitumen production. The refining LLC will initially market 100 percent of the refinery products. Upon commencement of Sunrise deliveries, Husky will have the right to market its share of the refinery products.

At Husky's Lima refinery, the Company plans to move forward with the repositioning of its 160,000 barrel per day refinery to process heavier feed stocks. Engineering work has commenced on a number of reconfiguration options. The transaction with BP creates additional flexibility which will allow Lima to be optimized for Husky's expanding heavy oil production.

"Securing Toledo refinery capacity for Sunrise bitumen allows Husky to proceed with an efficient, value-added conversion of the Lima refinery to process heavy oil feedstock," said Mr. Lau. "The conversion of the Lima refinery will maximize the value of Husky's future heavy oil production."

Following the review of Husky's integrated heavy oil and bitumen production strategy, the expansion of the Lloydminster Upgrader has been deferred but remains an option in the future.

                    HUSKY-BP INTEGRATED OIL SANDS BUSINESS

OIL SANDS PARTNERSHIP                     REFINERY LLC

Production (bbls/d)             200,000+                 Current refining capacity (bbls/d) 155,000

Development Plan    3 Phase development,                 2015 bitumen                       120,000
Phase 1             60,000 bbls/d by 2012                processing capacity(bbls/d)

Probable + Possible                 3,200                2015 refinery                      170,000
reserves (mmbbls)                                        capacity (bbls/d)

Location           ~ 60 km northeast of Fort             Location                      Oregon, Ohio
                   McMurray, Alberta



                      HUSKY ENERGY CONFERENCE CALL TODAY
                        9:00 A.M. MST / 11:00 A.M. EST

             Husky will host a conference call and webcast today,
                          Wednesday, December 5, 2007

             To participate, (analysts) please dial 1-800-319-4610,
                      (media) please dial 1-800-597-1419.
           A link to the webcast can be found at www.huskyenergy.ca

HUSKY ENERGY IS A CANADIAN BASED INTEGRATED ENERGY AND ENERGY RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS A PUBLICLY TRADED COMPANY LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE. HUSKY'S UPSTREAM SEGMENT INCLUDES THE EXPLORATION, DEVELOPMENT AND PRODUCTION OF CRUDE OIL, BITUMEN AND NATURAL GAS IN WESTERN CANADA, OFFSHORE CANADA'S EAST COAST, AND OFFSHORE CHINA AND INDONESIA. HUSKY'S MIDSTREAM SEGMENT MINIMIZES CASH FLOW VOLATILITY, OPTIMIZES PROCESSING ASSETS AND IS STRATEGICALLY LOCATED THROUGHOUT WESTERN CANADA AND CONNECTS WITH KEY NORTH AMERICAN TRANSPORTATION SYSTEMS. HUSKY'S REFINED PRODUCTS SEGMENT INCLUDES THE REFINING, MARKETING AND DISTRIBUTION OF GASOLINE, DIESEL, ASPHALT, ETHANOL AND ANCILLARY SERVICES IN CANADA AND THE UNITED STATES, AND A RETAIL NETWORK OF MORE THAN 500 OUTLETS FROM BRITISH COLUMBIA TO ONTARIO, CANADA.

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE CONSTITUTE FORWARD LOOKING STATEMENTS OR INFORMATION (COLLECTIVELY, "FORWARD LOOKING STATEMENTS") WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION. THESE FORWARD LOOKING STATEMENTS RELATE TO FUTURE EVENTS OR HUSKY'S FUTURE PERFORMANCE. THE USE OF ANY OF THE WORDS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF OR ASSUMPTIONS AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS, AND IN THIS NEWS RELEASE HUSKY'S GENERAL BUSINESS PLANS AND STRATEGY FOR HEAVY OIL AND OIL SANDS DEVELOPMENT, THE TOLEDO REFINERY AND THE LIMA REFINERY, AND RESERVE AND RESOURCE ESTIMATES. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES (ACCESSIBLE THROUGH THE SEDAR WEBSITE WWW.SEDAR.COM AND THE EDGAR WEBSITE WWW.SEC.GOV) DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, THE RECEIPT OF REGULATORY APPROVALS, CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

VOLUMES OF OIL AND GAS CLASSIFIED AS RESOURCES IN THIS NEWS RELEASE HAVE NOT MET ALL OF THE REQUIREMENTS OUTLINED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") TO BE CLASSIFIED AS PROVED RESERVES AND BY 51-101 TO BE CLASSIFIED AS PROBABLE AND POSSIBLE RESERVES. THESE REQUIREMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO: DRILLING REQUIREMENTS, TESTING REQUIREMENTS, REGULATORY REQUIREMENTS, INFRASTRUCTURE AND MARKET CONSIDERATIONS, COMMITMENT TO DEVELOP AND ECONOMIC REQUIREMENTS. ONCE ALL OF THE REQUIREMENTS ARE MET THE COMPANY WILL RECLASSIFY THE VOLUMES TO RESERVES IN FUTURE DISCLOSURES. "DISCOVERED RESOURCES" ARE THOSE QUANTITIES OF OIL AND GAS ESTIMATED ON A GIVEN DATE TO BE REMAINING IN, PLUS THOSE QUANTITIES ALREADY PRODUCED FROM, KNOWN ACCUMULATIONS. DISCOVERED RESOURCES ARE DIVIDED INTO ECONOMIC AND UNECONOMIC CATEGORIES, WITH THE ESTIMATED FUTURE RECOVERABLE PORTION CLASSIFIED AS RESERVES AND CONTINGENT RESOURCES, RESPECTIVELY. THERE IS NO CERTAINTY THAT IT WILL BE ECONOMICALLY VIABLE OR TECHNICALLY FEASIBLE TO PRODUCE SUCH REPORTED DISCOVERED RESOURCES.

THE SEC PERMITS U.S. OIL AND GAS COMPANIES, IN THEIR FILINGS WITH THE SEC, TO DISCLOSE ONLY PROVED RESERVES THAT THE COMPANY HAS DEMONSTRATED BY ACTUAL PRODUCTION OR CONCLUSIVE FORMATION TESTS TO BE ECONOMICALLY AND LEGALLY PRODUCIBLE UNDER EXISTING ECONOMIC AND OPERATING CONDITIONS. IN THIS PRESENTATION, HUSKY REFERS TO "PROBABLE RESERVES", "POSSIBLE RESERVES" AND "DISCOVERED RESOURCES" WHICH ARE INHERENTLY MORE UNCERTAIN THAN PROVED RESERVES AND WHICH THE U.S. OIL AND GAS COMPANIES ARE PROHIBITED FROM INCLUDING IN REPORTS FILED WITH THE SEC. POSSIBLE RESERVES ARE THOSE RESERVES THAT ARE LESS CERTAIN TO BE RECOVERED THAN PROBABLE RESERVES. IT IS UNLIKELY THAT THE ACTUAL REMAINING QUANTITIES RECOVERED WILL EXCEED THE SUM OF THE ESTIMATED PROVED PLUS PROBABLE PLUS POSSIBLE RESERVES.

For further information, please contact:
HUSKY ENERGY INC.
Tanis Thacker
Manager, Investor Relations
(403) 298-6747

BP
Media Inquiries
London: +44 (0)207 496 4076
Calgary: (403)233-1338